Mail Stop 3561

      				             September 16, 2005



By Facsimile and U.S. Mail

Mr. Earl J. Hesterberg
President and Chief Executive Officer
Group 1 Automotive, Inc.
950 Echo Lane
Suite 100
Houston, TX 77024

      Re:	Group 1 Automotive, Inc.
      	Form 10-K for Fiscal Year Ended December 31, 2004
      	Filed March 16, 2005
                	File No.  1-13461

Dear Mr. Hesterberg:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operation, page 25
Floorplan Interest Expense, page 37
1. Please expand your disclosure to discuss the relationship between floorplan interest expense and manufacturer interest assistance including why you are eligible to receive assistance in excess of your incurred interest expense. In your discussion, quantify the amounts of interest assistance recognized and interest expense incurred and the effects on your cost of sales, gross profit, operating income and net income for each of the three years ending December 31, 2004. Disclose the basis for the amount of interest assistance received. Describe the impact this interest assistance has on your liquidity and capital resources in these periods and include any risks of concentration, performance or cancellation provisions that are reasonably likely to result in the termination or a material reduction in availability of this manufacturer assistance.
See Item 303(a)(1) and (2) of Regulation S-K.

Liquidity and Capital Resources, page 38
2. Please tell us how the tabular information that reflects $918 million in credit facilities outstanding reconciles to $932 million presented in your consolidated balance sheet as of December 31, 2004.
Also, please advise or revise your table of contractual obligations to include interest payments associated with your contractual obligations in future filings. In your response, please show us what your revised disclosure will look like.

Item 8 Financial Statements and Supplementary Data, page 43
General

3. We note that you have two reinsurance subsidiaries committed to the administration of your insurance service offerings. Please tell us why you have not included the supplemental information concerning property-casualty insurance operations, or Schedule V, for these subsidiaries. Reference is made to Rule 5-04(c) and Rule 12-18 of Regulation S-X.

4. Tell us if your captive insurance subsidiaries have restricted shareholders` equity due to either statutory requirements or terms and conditions of reinsurance agreements. If so, please tell is if the restricted shareholders` equity of your insurance subsidiaries exceeds 25% of consolidated shareholders` equity as of the most recent balance sheet date and whether you are required to disclose the financial information in Schedule I. See Rule 5-04(c) of Regulation S-X.

5. Please advise or revise your future filings to include a
schedule
for all existing valuation and qualifying accounts.  See Rule 12-
09
of Regulation S-X.

Consolidated Statements of Operations, page F-4
6. Please tell us how you determined the twenty dealership franchises, disposed in the past five years and possessing approximately $267.2 million of annual revenues, do not qualify for treatment as assets held for sale or discontinued operations in previous filings. Include the criteria in paragraphs 30 and 42 of SFAS No. 144 in your response.

Consolidated Statements of Cash Flows, page F-6
7. Please clarify how you derived cash flows related to floorplan notes payable and net borrowings on the revolving credit facility for the year ended December 31, 2004. The consolidated balance sheets reveal a $244,956,000 cash inflow from floorplan notes payable, less the floorplan notes acquired in fiscal 2004 business combinations. The cash inflow from floorplan notes currently presented is $73,509,000. In addition the $84,000,000 cash inflow from the acquisition line appears to be represented by $255,447,000 of cash inflows from the credit facility. Although the currently presented cash flow amounts equal the aggregate changes in the balance sheet,
it appears there are significant reclassifications between cash flow
categories.   Please provide your calculation for the cash inflows
for floorplan notes payable and the revolving credit facility as well as reclassifying adjustments and the applicable accounting pronouncements that support the present accounting treatment.

8. We note you include the changes in your floor plan notes payable as an operating activity on the statements of cash flows. Borrowings and repayments on floor plan notes payable for new and used vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. When the lender is affiliated with the manufacturer, those borrowing and repayments should be included in operating activities similar to accounts payable treatment. See paragraph 23a of SFAS no. 95. Please advise and revise in future filings to distinguish your floor plan notes payable. Also, note that Rule 5-02(19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings.


Notes to Consolidated Financial Statements, page F-7
2. Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-7

9. Please provide us with your accounting policies for recording Internet revenues specifically as it relates to reporting revenue and related costs either gross as a principal or net as an agent. Please refer to EITF No. 99-19. Tell us the names of the Internet sites operating right now and the amounts of revenue recorded in fiscal years 2004, 2003 and 2002. Tell us if you employ lead generators to refer prospective car buyers to either your brick and mortar dealerships or Internet sites. To the extent that lead generator fees are material, tell us if you pay fees for each referral, upon the consummation of the sale or based on a combination of factors. Tell us where you classify lead generator fees in your statement of operations and the amount of these fees incurred in fiscal years 2004, 2003 and 2002. Please include the names of your Internet sites and the related accounting policies in your future filings and include an example of the disclosures in your response. We may have further comments after reviewing your response.
10. In future filings please expand your current revenue disclosure to clarify the following:
* For sales transactions that have multiple units of accounting please state how you determine the separate units and allocate the fair values to each separate unit using the residual method. Also describe the nature of any performance, termination, cancellation or refund type provisions, as applicable. See Example 4 of EITF No. 00-
21;
* Expand the disclosure of your future charge backs to include the disclosures required by Rule 12-09 of Regulation S-X for valuation and qualifying accounts and disclose the effects that a two percent change in service fee revenues would have on chargeback estimates, if such change was material. See Question 1 of Topic 13B;
Please include an example of your expanded and revised disclosure in your response.

Business Segment Information, page F-12
11. Please tell us how you arrived at the conclusion your reinsurance companies and auto dealerships are representative of a single reportable segment specifically as it relates to the nature of the products and services offered by these businesses and the regulatory environments which oversee the property and casualty insurance and automotive retail industries. See paragraph 17 of SFAS No. 131. If after further consideration you determine that you have multiple reportable segments, please include the segment disclosure required by paragraphs 33 - 39 of SFAS No. 131 in your future interim and annual filings. Disclose whether operating segments have been aggregated. Please include an example of the revised segment disclosure in your response, as applicable.

12. Operating Leases, page F-21

12. You disclose that you typically do not guarantee residual values on lease transactions. Reference is made to page 4 of your 10-K. Please tell us if any arrangements presently exist where you do guarantee the residual value in your leases even though this may not be a common or pervasive business practice. If these arrangements exist, please tell us the features of these residual guarantees and your accounting treatment.

13. If other than cash, tell us the form and terms of Mr. Howard`s initial investment in the dealership buildings you sold on February
18, 2003 for $4.5 million. If the consideration is in the form of a buyer`s note tell us the relevant terms of the note including if it is supported by an irrevocable letter of credit. Tell us if there is any third party financing or if you provided direct or indirect funding to the buyer or collaterized or guaranteed loans for the buyer. Please summarize your response with a conclusion as to why the sale of these dealership buildings qualifies for sale-leaseback accounting treatment and include references to applicable accounting pronouncements as necessary.

		As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Brian McAllister, Staff Accountant at
(202)
551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-
3841
if you have any questions regarding comments on the financial statements and related matters.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Earl J. Hesterberg
Group 1 Automotive, Inc.
September 16, 2005
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